AEM SPA

03 MAR 18 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/075/2003/AG/cg

BY UPS

03007838

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

March 12, 2003

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, containing further details on the Agreement Aem S.p.A./e.Biscom S.p.A., with reference to the terms of the Bond Issue.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Encl.

4/7

Cod. 5968127 - 2.99

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

FILE NO. 82-4911

Agreement AEM-e.Biscom: The Terms of the Bond Issue

Milan, March 12, 2003 – e.Biscom SpA (Milan's *Nuovo Mercato*: EBI) and AEM SpA (Milan Stock Exchange: AEM) make the following addendum to the joint release dated March 10, 2003 regarding the sale & purchase agreement of their respective stakes in Metroweb and FastWeb. The terms of the mentioned bond issue, with which e.Biscom will finance its acquisition of FastWeb shares, are indicated below.

The convertible bond issued by e.Biscom, which is unsubordinated and for which there are no real securities, will be offered to the company's shareholders at a ratio of one bond for 201 shares currently in possession. The remaining portion will be entirely underwritten by AEM. The expiration date is on April 30, 2006, and the bond's nominal value is 240,003,685.00 Euro. The issue consists of 241,045 bonds each with a nominal value of 995.68 Euro. The issue price and the reimbursement at the due date are equal to 100% of the nominal value. The strike price is 35.56 Euro per share and will give the right to 28 shares for every bond (that is, if the customary non-dilution clauses are not implemented). The number of shares, which are part of the transaction in the case of a full conversion, is 6,749,260 newly-issued e.Biscom shares, that represent 12.23% of the company's capital after their issue.

Starting from the 13th month, even taking into account the bondholder's right of conversion, e.Biscom will be entitled to pay back 62% of the nominal value of the bond early. This can occur if for 8 consecutive trading days on the Milan Stock Exchange the official price of e.Biscom shares is not above 115% of the strike price between the 13th and 24th months from the underwriting or above 112.5% of the strike price between the 25th month and the expiration date.

In any moment in which the bondholders decide to execute the conversion, e.Biscom will have the right to allot the designated shares or to pay the corresponding value in cash based on a calculation of the number of assigned shares, valued at the average of the official price five days before the execution of this right.

If at the due date no type of conversion occurred and if the issuer did not exercise the right of an early reimbursement, e.Biscom will have the right to reimburse up to 50% of the nominal value of the bond in shares (valued on the basis of the average of the official price taken in the last 20 days of trading less 5%) and the rest in cash.

All of the details on the bond issue will be available in the information prospectus that will be submitted to Italian Stock Market regulator Consob as soon as the necessary authorizations are obtained from the Bank of Italy.

For More Information:

Jason M. Jacobs
External Relations
e.Biscom S.p.A.
T: +39 02 4545.4365
jason.jacobs@ebiscom.it

Alessandro Petazzi
Investor Relations
e.Biscom S.p.A.
T: +39 02 4545.4314
alessandro.petazzi@ebiscom.it

Biagio Longo
External Relations
AEM S.p.A.
T: +39 02 7720.3452
biagio.longo@aem.it

Renata Bonfiglio
Investor Relations
AEM S.p.A.
T: +39 02 7720.3879
ir@aem.it